COMMUNICATION OF TRANSACTIONS BETWEEN RELATED PARTIES

Parties	Braskem S.A. (“Braskem” or “Issuer”) and Refinaria de Petróleo Riograndense Ltda. (“RPR”).
Relationship with the Issuer	Braskem holds a 33.33% interest in RPR voting capital and 33.20% of its total capital
Purpose	Purchase and Sale of Gasoline A, supplied by Braskem to RPR through monthly supply contracts between the parties.
Main terms and conditions	The sale of Gasoline A produced by Braskem for blending in the fuel pool by RPR and later resale to distributors.
Date of execution of the agreement	December 27, 2016
Any participation of counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Hardi Schuck is member of the Board of Directors of RPR.
Detailed justification of the reasons why the management of the issuer believes the transaction observed commutative conditions or expects adequate compensatory payment	The commercial conditions agreed upon with RPR reflect the market conditions for the sale of Gasoline A in the domestic market, assuring commutativity of the transaction for both parties.